UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

IPC HOLDINGS, Ltd.

(Name of Subject Company)

IPC HOLDINGS, Ltd.

(Names of Persons Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G4933P101

(CUSIP Number of Class of Securities)

James P. Bryce

President and Chief Executive Officer

American International Building

29 Richmond Road

Pembroke, HM 08

Bermuda

(441) 298-5100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew S. Rowen, Esq. Melissa Sawyer, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by IPC Holdings, Ltd. (“IPC”) with the Securities and Exchange Commission on May 14, 2009, as amended by Amendment No. 1 to Schedule 14D-9, filed on May 19, 2009; Amendment No. 2 to Schedule 14D-9, filed on May 21, 2009; and Amendment No. 3 to Schedule 14D-9 filed on June 5, 2009 (as so amended, the “Schedule 14D-9”). This Amendment provides updated information with respect to Validus’s unsolicited Exchange Offer. Except as otherwise indicated, the information previously set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of such item:

On June 8, 2009, Validus announced a revision to the terms of its Exchange Offer. Under the terms of the revised offer, IPC shareholders would receive for each outstanding IPC Common Share that is validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as revised on June 8, 2009) (x) 1.1234 Validus voting common shares and (y) $3.75 in cash, less any applicable withholding tax and without interest upon the terms and subject to the conditions contained in the Exchange Offer (as revised on June 8, 2009).

Item 4

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the current language under the headings “Solicitation or Recommendation” and “Intent to Tender” with the following:

Solicitation or Recommendation.

After careful consideration, including a review of the terms and conditions of the Exchange Offer in consultation with IPC’s management and its financial and legal advisors, and consistent with its fiduciary duties under applicable law, the Board, by unanimous vote of directors in attendance at a meeting held on June 9, 2009, reaffirmed its approval of the IPC-Max Amalgamation, concluded that the Exchange Offer (as revised on June 8, 2009) does not constitute a “Superior Proposal” as defined in the IPC-Max Amalgamation Agreement and was not in the best interests of IPC and its shareholders as a whole and recommended that IPC’s shareholders reject the Exchange Offer (as revised on June 8, 2009) and not tender their IPC Common Shares pursuant to the Exchange Offer (as revised on June 8, 2009).

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT IPC’S SHAREHOLDERS REJECT THE EXCHANGE OFFER (AS REVISED ON JUNE 8, 2009) AND NOT TENDER THEIR IPC COMMON SHARES TO VALIDUS PURSUANT TO THE EXCHANGE OFFER (AS REVISED ON JUNE 8, 2009).

If you have tendered your IPC Common Shares, you are encouraged to withdraw them. For assistance in withdrawing your tender of IPC Common Shares, you can contact your broker or IPC’s information agent, Innisfree M&A Incorporated, at the address, phone number and email address below:

2

Innisfree M&A Incorporated

501 Madison Avenue

20th Floor

New York, NY 10022

Toll-Free for Shareholders: (877) 825-8621

Banks and Brokers Call Collect: (212) 750-5834

Please see “— Reasons for Recommendation” in Amendment No. 2 to Schedule 14D-9, filed with the SEC on May 21, 2009, for further information.

Intent to Tender.

After reasonable inquiry and to the knowledge of IPC, none of IPC’s directors, executive officers, affiliates or subsidiaries currently intends to tender any IPC Common Shares held of record or beneficially owned by such person pursuant to the Exchange Offer.

Item 9

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(4) Press release issued by IPC, dated June 9, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IPC HOLDINGS, LTD.

By:	/s/ James P. Bryce
James P. Bryce
President & Chief Executive Officer

Date: June 9, 2009

4